Via EDGAR and Fax

Mr. David R. Humphrey

Ms. Amy Geddes

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

August 13, 2009

Re:

Parks! America, Inc.

Form 10-K for the year ended December 31, 2008

Form 10-KSB for the year ended December 31, 2007

File No. 000-51254

Dear Ms. Geddes and Mr. Humphrey:

We are responding to the letter of Mr. David R. Humphrey, Branch Chief dated July 20, 2009 concerning the annual report on Form 10-KSB for the fiscal year ended December 31, 2007 filed by Parks! America, Inc. (“Parks” or the “Company”) on April 15, 2008, the annual report on Form 10-K for the fiscal year ended December 31, 2008 filed by the Company on May 15, 2009  and the quarterly report on Form 10-Q filed by the Company on May 15, 2009. For ease of your review, we have included a reference to your original comments and restated your comment before our response.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis or Plan of Operation

Results of Operations Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Restatement of Financial Statements, page 15

Comment #1:

Please revise your explanatory note here to indicate the facts and circumstances surrounding the “unrecorded expenses” of $146,914.

Response #1:

We are advised that the unrecorded expense of $146,914 arose in connection with Larry Eastland’s resignation as Chief Executive Officer and Chairman of the Board of the Company.  Mr. Eastland claimed that he and a company controlled by him, LEA Management (“LEA”), were entitled to reimbursement for expenditures on staff, travel supplies and office space incurred by LEA for the benefit of the Company over a two-year period of time.  In the months prior to Mr. Eastland’s resignation, the Company’s Board formed a committee to review the expenses submitted by Mr. Eastland.  The committee recommended that certain of the expenses be recognized.  In subsequent discussions with Mr. Eastland, he agreed to forgive such expenses.

Mr. David R. Humphrey

Ms. Amy Geddes

Securities and Exchange Commission

August 13, 2009

Having recognized certain expenses incurred by Mr. Eastland and LEA on behalf of the Company, the Company restated its financial statements for the fiscal year ended December 31, 2007 in its annual report on Form 10-K for the fiscal year ended December 31, 2008.  The Company stated that:

Management has assessed these deficiencies and has determined that there were material weaknesses in the Company’s internal control over financial reporting.  Management has concluded that our internal control over financial reporting was not effective as of December 31, 2008.

While the Company’s current senior management group has identified other areas where it will strengthen internal controls, the deficiency relating to the $146,914 “unrecorded expense” was addressed by the resignation of Mr. Eastland and the closure of the Company’s Santa Monica, California office.  Corporate operations were consolidated in the Company’s Georgia office.

The Company has included the following disclosure relating to the $146,914 “unrecorded expense” in Note 12 of its Report on Form 10-Q for the quarter ended June 28, 2009.

An unrecorded expense of $146,914 led to the Company’s restatement of its financial statements for the period ended December 31, 2007.  This expense related to expenses incurred on behalf of the Company by the Company’s former Chairman and Chief Executive Officer and by another company that such officer controlled.  The unrecorded expense of $146,914 was later forgiven in connection with the resignation of such officer, as further described in the “restructuring” described in note 11 above.  The Company believes that the internal control deficiency that gave rise to the unrecorded expense has been addressed, as further described in ITEM 4T – CONTROLS AND PROCEDURES, in this report.

In its Report on Form 10-Q for the quarter ended June 28, 2009, the Company has added new disclosure in Item 4T relating to its recent assessment of internal controls and its corrective measures to address internal controls and reporting.  Management will undertake a formal assessment of its internal controls applying criteria contained in a recognized framework in the months following the submission of this letter.

Net Sales, Page 16

Comment #2:

In future filings please remove the non-GAAP measures “EBITDA” and “EBITDA Margin” as your presentation of such measures does not comply with Item 10(e) of Regulation S-K. These measures should be removed throughout your future filings.

Mr. David R. Humphrey

Ms. Amy Geddes

Securities and Exchange Commission

August 13, 2009

Response #2:

The Company has removed non-GAAP measures “EBITDA” and “EBITDA Margin” in its Report on Form 10-Q for the quarter ended June 28, 2009 and will avoid such references in future filings as recommended in your comment.

Comment #3:

Please revise your table presented here in future filings to reconcile with the consolidated statements of operations, as presented on page F-5. You should consider adding a “corporate items” column as is done in the tabular presentation in Note 14-Consolidating Statements of Operations by Entity on page F-23.

Response #3:

The Company has revised its Net Sales disclosure in its Report on Form 10-Q for the quarter ended June 28, 2009 to reconcile this disclosure with the consolidated statements of operations and to include a “corporate operating expense” line item in the table where operations are broken down by subsidiary, as recommended in your comment.

Financial Statements

Consolidated Statements of Income, page F-5

Comment #4:

Pursuant to AICPA Technical Practical Aid 1200.04, the use of the title “Statement of Income” is generally only considered appropriate when net income is reflected for all periods presented. Therefore, please revise future filings with an alternative title for this financial statement.

Response #4:

The Company used the title “Consolidated Statements of Operations” in its Report on Form 10-Q for the quarter ended June 28, 2009 and will continue to do so in future filings.

Comment #5:

Please revise your presentation of operations in future filings to include impairment of assets, devaluation of notes receivable, and gain(loss) on sale of assets within operating income. Please note your tabular presentation and discussion in Management’s Discussion and Analysis on pages 15 and 16 should be similarly revised to present and discuss changes in these operating items.

Response #5:

In its Report on Form 10-Q for the quarter ended June 28, 2009, the Company has included in its presentation of operations the impairment of assets, devaluation of notes receivable, and gain(loss) on sale of assets within operating income, as recommended.

Mr. David R. Humphrey

Ms. Amy Geddes

Securities and Exchange Commission

August 13, 2009

Note 7-Discontinued Operations and Reconveyance of tempSERV Assets, now renamed Park Staffing LLC, page F-17

Comment #6:

Refer to our previous comment 10. As previously requested, please provide to us and revise your disclosure to include a tabular calculation of the loss on sale of Park Staffing recognized during fiscal 2008. This table should include line items for each element of the transaction including warrant cancellation and return of common stock, should completely and clearly demonstrate how the loss was calculated, and how each element of the transaction was valued. It should also demonstrate how the discontinued operations loss presented on your statement of operations for 2008 and 2007 reconcile to that as presented on your statement of operations for 2008 and reconcile to that as presented in Note 14 in your 2008 Form 10-K. We may have further comment on your response.

Comment #6:

The Company included the following table in note 7 contained in its Report on Form 10-Q for the quarter ended June 28, 2009.

Calculation: Loss from Sale of Park Staffing	Loss on Sale of Park Staffing
Cancellation of debt owed at 12/31/08	$393,015
Cash payment	50,000
Return of warrants	0
Consideration Received	$443,015
LESS: Assets Disposed:
Goodwill	$671,000
Customer list, net value	307,125
Covenant not to compete, net value	45,835
Furniture & fixtures, net value	35,135
NBV of Assets Disposed	$1,059,095

LOSS FROM SALE OF PARK STAFFING	($616,080)

Mr. David R. Humphrey

Ms. Amy Geddes

Securities and Exchange Commission

August 13, 2009

Note 13-Operations by segment, page F-22

Comment #7:

Please revise this table in future filings so that contributions to net income from Park Staffing (a discontinued operation) are excluded from the profit measure “income from operations” (total consolidated) since this measure should include only income from continuing operations.

Response #7:

The Company removed contributions from Park Staffing Services from the profit measure “income from operations” (total consolidated) in its Report on Form 10-Q for the quarter ended June 28, 2009, as recommended in your comment.

Note 14-Consildated Statement of Operations by Entity, page F-23

Comment #8:

If you choose to present this table, please include all fiscal years presented on the face of your financial statements.

Response #8:

The Company has  omitted the Consolidated Statement of Operations by Entity from its Report on Form 10-Q for the quarter ended June 28, 2009, as recommended in your comment.

Note 15-Consildated Balance Sheets by Entity, page F-23

Comment #9:

If you choose to present this table, please include all fiscal years presented on the face of your financial statements.

Comment #9:

The Company has deleted the table, “Consolidated Balance Sheets by Entity” from its Report on Form 10-Q for the quarter ended June 28, 2009.

Comment #10:

Please reconcile the amount presented here as discontinued operations to those as presented on the face of your financials statements. The amounts presented currently do not agree.

Comment #10: The Company has deleted the table in its Report on Form 10-Q for the quarter ended June 28, 2009, as noted above.

Comment #11:

Please amend the Form 8-K filed to announce the closing of the tempSERV purchase to include the financial statements included in Exhibit B of your response.

Comment #11:

The Company  will file an amendment to the Form 8-K concerning the reconveyance of tempSERVE (Park Staffing Services) to include the financial statements that were included in its letter to you dated June 22, 2009.

Mr. David R. Humphrey

Ms. Amy Geddes

Securities and Exchange Commission

August 13, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

Statement of Stockholder’s Equity, page 7

Comment #12:

We note from your Statement of Cash Flows (page 8) that the $201,861 note payable to Larry Eastland was forgiven during the first quarter of fiscal 2009. Please revise your financial statements to record this loan forgiveness as a capital contribution. Refer to SAB Topic 5T.

Comment #12:

The Company has revised the treatment of the Larry Eastland loan forgiveness in its Report on Form 10-Q for the quarter ended June 28, 2009, as recommended.  It is shown as a contribution to capital of the Company.

Comment #13:

As a related matter, please confirm our understanding that the gain on debt forgiveness is included in restructuring charges, net, of $72,224. If our understanding is correct, please explain to us why you believe the classification is appropriate. If our understanding is not correct, please tell us how you recorded the gain on debt forgiveness in your statement of operations.

Comment #13:

The restructuring charge relates to the severance payment to Larry Eastland, the cost of closing (lease buy-out) and consolidating the California office of the Company maintained for Mr. Eastland and additional severance for staff in California.  Amounts owed by Larry Eastland to the Company were netted against payments to Mr. Eastland and other adjustments were made with the result that the Company incurred a net charge of $72,224.  The Company has reviewed SAB Topic 5T and discussed the issue with its independent auditors and will restate its financial statements to record the net amounts due to Larry Eastland and his company (LEA) as additional paid in capital.

Statement of Cash Flows, page 8

Comment #14:

We note that you have presented $201,861 of debt forgiven by a related party as a cash outflow from financing activities. It appears that this forgiveness was a non-cash item that should have classified in your statement of cash flows as a non-cash adjustment to reconcile the net loss to net cash used in operating activities. Therefore, it appears you should amend your Form 10-Q accordingly.

Comment #14:

In its Report on Form 10-Q for the quarter ended June 28, 2009, the Company has removed the referenced debt forgiveness from its financing activities and the Company has disclosed the debt forgiveness as a non-cash adjustment to reconcile the net loss to net cash used in operating activities.  The Company will amend its Form 10-Q for the period ended March 30, 2009 as requested.

Mr. David R. Humphrey

Ms. Amy Geddes

Securities and Exchange Commission

August 13, 2009

Note 11-Restructuring, page 20

Comment # 15:

Please provide to us and revise your future disclosures to include a tabular presentation of the calculation of $72,000 restructuring charge taken.

Comment #15: The Company has included in its Report on Form 10-Q for the quarter ended June 28, 2009 a sentence in Note 11 stating that:

The Company recorded a charge of $204,090 in March 2009 reflecting severance ($124,246) and a reserve for closing and relocating its office to Georgia and terminating its California office lease ($79,844).

The above sentence is the last sentence in Note 11.

The following table details the restructuring charge recorded in connection with the resignation of Larry Eastland and Richard W. Jackson, and the relocation and consolidation of the Company’s offices from California to Georgia:

March 31, 2009 Restructuring
Separation agreements for six months (includes employer taxes)	$124,246
Estimate to close Corporate office and terminate lease	79,844
Restructuring Expense	$204,090

Forgive Park Staffing Receivable from LEA	$62,500
Forgive Parks America Payable to LEA	(201,861)
Correction of LEA payable recorded in March 2009	7,495
LEA Forgiveness of Debt, Net	($131,866)
AMOUNT ORIGINALLY REPORTED IN FIRST QUARTER, 2009	$72,224

Mr. David R. Humphrey

Ms. Amy Geddes

Securities and Exchange Commission

August 13, 2009

The Company confirms its understanding that:

(i)

the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)

staff comments or Company changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

We are happy to answer any additional questions or respond to further comments.

Very truly yours,

/s/ Jonathan H. Gardner

     Jonathan H. Gardner

cc:

Tristan R. Pico

Dale Van Voorhis

Jon Laria